SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Procore Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74275K108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74275K108

1	Names of Reporting Persons Craig F. Courtemanche, Jr.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,394,501 shares (see Item 4 herein)
	6	Shared Voting Power 1,826,829 shares (see Item 4 herein)
	7	Sole Dispositive Power 5,394,501 shares (see Item 4 herein)
	8	Shared Dispositive Power 1,826,829 shares (see Item 4 herein)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,221,330 shares (See Item 4 herein)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 5.11%
12	Type of Reporting Person (see instructions) IN

CUSIP No. 74275K108

1	Names of Reporting Persons Craig F. Courtemanche and Hillary Courtemanche Family Trust dated as of November 1, 2012
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,755,687 shares (see Item 4 herein)
	6	Shared Voting Power 0 (See Item 4 herein)
	7	Sole Dispositive Power 3,755,687 shares (see Item 4 herein)
	8	Shared Dispositive Power 0 (see Item 4 herein)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,755,687 shares (See Item 4 herein)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 2.80%
12	Type of Reporting Person (see instructions) OO

CUSIP No. 74275K108

1.	Names of Reporting Persons The Courtemanche 2016 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 548,049 shares (See Item 4 herein)
	6.	Shared Voting Power 0 (See Item 4 herein)
	7.	Sole Dispositive Power 548,049 shares (See Item 4 herein)
	8.	Shared Dispositive Power 0 (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,049 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.41%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 74275K108

1.	Names of Reporting Persons First Republic Trust Company of Delaware TTEE Courtemanche 2021 Irrevocable Trust UA DTD 6/10/2021
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,278,780 shares (See Item 4 herein)
	6.	Shared Voting Power 0 (See Item 4 herein)
	7.	Sole Dispositive Power 1,278,780 shares (See Item 4 herein)
	8.	Shared Dispositive Power 0 (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,780 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.95% of Common Stock
12.	Type of Reporting Person (see instructions) OO

Item 1(a).	Name of Issuer: Procore Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 6309 Carpinteria Avenue, Carpinteria, CA 93013

Item 2(a).

Name of Person Filing:

Craig F. Courtemanche, Jr.

Craig F. Courtemanche and Hillary Courtemanche Family Trust dated as of November 1, 2012 (“Family Trust”)

The Courtemanche 2016 Irrevocable Trust (“2016 Irrevocable Trust”)

First Republic Trust Company of Delaware TTEE Courtemanche 2021 Irrevocable Trust UA DTD 6/10/2021 (“2021 Irrevocable Trust”)

Item 2(b).

Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o Procore Technologies, Inc.

6309 Carpinteria Ave.

Carpinteria, CA 93013

Item 2(c).	Citizenship: Craig F. Courtemanche, Jr. US Citizen Family Trust California 2016 Irrevocable Trust California 2021 Irrevocable Trust Delaware

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 74275K108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Includes 105,472 shares of Common Stock held by Craig F. Courtemanche, Jr., 3,755,687 shares of Common Stock held by the Family Trust, 548,049 shares held by the 2016 Irrevocable Trust (with respect to which, Mr. Courtemanche may be deemed to have indirect shared voting and dispositive power for purposes of Rule 13d-3(a) of the Act), 1,278,780 shares of Common Stock held by the 2021 Irrevocable Trust (with respect to which, Mr. Courtemanche may be deemed to have indirect shared voting and dispositive power for purposes of Rule 13d-3(a) of the Act), 23,736 shares of Common Stock held by Mr. Courtemanche’s spouse and 1,509,606 shares of Common Stock issuable to Mr. Courtemanche pursuant to stock options exercisable and restricted stock units issuable within 60 days of December 31, 2021.

(b)	Percent of Class:

Craig F. Courtemanche, Jr.	5.11%
Family Trust	2.80%
2016 Irrevocable Trust	0.41%
2021 Irrevocable Trust	0.95%

Based on 133,998,877 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Craig F. Courtemanche, Jr.	5,394,501
Family Trust	3,755,687
2016 Irrevocable Trust	548,049
2021 Irrevocable Trust	1,278,780

(ii)	Shared power to vote or to direct the vote:

Craig F. Courtemanche, Jr.	1,826,829
Family Trust	0
2016 Irrevocable Trust	0
2021 Irrevocable Trust	0

(iii)	Sole power to dispose or to direct the disposition of:

Craig F. Courtemanche, Jr.	5,394,501
Family Trust	3,755,687
2016 Irrevocable Trust	548,049
2021 Irrevocable Trust	1,278,780

(iv)	Shared power to dispose or to direct the disposition of:

Craig F. Courtemanche, Jr.	1,826,829
Family Trust	0
2016 Irrevocable Trust	0
2021 Irrevocable Trust	0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Craig F. Courtemanche Jr.
Craig F. Courtemanche, Jr.

CRAIG F. COURTEMANCHE AND HILLARY COURTEMANCHE FAMILY TRUST DATED AS OF 11/1/2021

/s/ Craig F. Courtemanche Jr.
By: Craig F. Courtemanche, Jr., Trustee

THE COURTEMANCHE 2016 IRREVOCABLE TRUST

/s/ Daniel Cage
By: Daniel Cage, Trustee

COURTEMANCHE 2021 IRREVOCABLE TRUST FIRST REPUBLIC TRUST COMPANY OF DELAWARE, TRUSTEE

/s/ Paul D. Kopp
By:	Paul D. Kopp, Vice President

EXHIBITS

A:    Joint Filing Agreement